CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee

Stock Participation Accreting Redemption Quarterly-pay SecuritiesSM (“SPARQS®”)	$27,750,000.74	$2,969.25

PROSPECTUS Dated January 25, 2006	Pricing Supplement No. 130
PROSPECTUS SUPPLEMENT	Registration Statement No. 333-131266
For SPARQS	Dated November 22, 2006
Dated January 25, 2006	Rule 424(b)(2)

GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Fixed Rate Notes

9% SPARQS due December 20, 2007
Mandatorily Exchangeable for
Shares of Common Stock of YAHOO! INC.
Stock Participation Accreting Redemption Quarterly-pay SecuritiesSM
(“SPARQS®”)

The SPARQS offered are senior unsecured obligations of Morgan Stanley, will pay 9% interest per year and will have the terms described in the prospectus supplement for SPARQS and the prospectus, as supplemented or modified by this pricing supplement. At maturity the SPARQS will pay a number of shares of Yahoo! Inc. common stock, subject to our right to call the SPARQS for cash at any time beginning June 20, 2007. The SPARQS do not guarantee any return of principal at maturity.

Final Terms:

Underlying company:	Yahoo! Inc., which we refer to as Yahoo!
Underlying stock:	The common stock of Yahoo!
Aggregate principal amount:	$27,750,000.74
Pricing date:	November 22, 2006
Original issue date (Settlement date):	November 30, 2006, which is the fifth trading day following the pricing date
Maturity date:	December 20, 2007
Issue price:	$14.245 per SPARQS, equal to the closing price of one share of the underlying stock on the pricing date times the exchange ratio
Stated principal amount:	$14.245
Interest rate:	9% per annum
Interest payment dates:	March 20, 2007, June 20, 2007, September 20, 2007 and the maturity date
Denominations:	$14.245 (and integral multiples thereof)
Exchange at maturity:	Unless the SPARQS have been called or accelerated, you will receive shares of the underlying stock at the exchange ratio in exchange for each SPARQS
Exchange ratio:	0.5, subject to adjustment for certain corporate events
Call right:	The SPARQS are callable by us at any time on or after the first call date
First call date:	June 20, 2007
Final call notice date:	December 10, 2007
Yield to call:	19% per annum on the issue price. See “Hypothetical Call Price Calculations” beginning on PS-9.
Listing:	The SPARQS have been approved for listing on the AMEX subject to official notice of issuance. The AMEX listing symbol for the SPARQS is “MYH.” It is not possible to predict whether any secondary market for the SPARQS will develop.
CUSIP:	61748A320

The SPARQS involve risks not associated with an investment in ordinary debt securities. See “Risk Factors” beginning on PS-6.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

PRICE $14.245 PER SPARQS

	Price to	Agent’s	Proceeds to
	Public(1)	Commissions	Company(1)

Per SPARQS	$14.245	$0.2315	$14.0135
Total	$27,750,000.74	$450,974.04	$27,299,026.70
(1) Plus accrued interest, if any, from the original issue date.
(2) For additional information, see “Plan of Distribution” in the prospectua supplement for SPARQS.

MORGAN STANLEY

Where You Can Find More Information

     Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for SPARQS) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement for SPARQS and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Morgan Stanley will arrange to send you the prospectus and the prospectus supplement for SPARQS if you so request by calling toll-free 800-584-6837.

     You may access these documents on the SEC web site at www.sec.gov as follows:

  Prospectus Supplement for SPARQS dated January 25, 2006:
  http://www.sec.gov/Archives/edgar/data/895421/000095010306000149/sparqsproductsupp.txt

  Prospectus dated January 25, 2006:
  http://www.sec.gov/Archives/edgar/data/895421/000095010306000145/jan2506_424b2.txt

     Terms used in this pricing supplement are defined in the prospectus supplement for SPARQS or in the prospectus. As used in this pricing supplement, the “Company,” “we,” “us,” and “our” refer to Morgan Stanley.

     “Stock Participation Accreting Redemption Quarterly-pay Securities” is our service mark and “SPARQS” is our registered service mark.

Your Return on the SPARQS

     No guaranteed return of principal. Unlike ordinary debt securities, the SPARQS do not guarantee any return of principal at maturity. Instead, the SPARQS pay an amount of the underlying stock, subject to our prior call of the SPARQS for the applicable call price in cash.

     Interest on the principal amount. We will pay interest on the SPARQS at the rate of 9% of the principal amount per year on March 20, 2007, June 20, 2007, September 20, 2007 and the maturity date. The 9% interest rate is higher than the current dividend rate on the underlying stock. If we call the SPARQS, we will pay accrued but unpaid interest on the SPARQS to but excluding the applicable call date.

     Payment at maturity. If we have not called the SPARQS and the maturity of the SPARQS has not been accelerated, we will deliver to you at the maturity date a number of shares of the underlying stock equal to the exchange ratio per SPARQS you hold.

     Exchange ratio. The exchange ratio is subject to adjustment over the term of the SPARQS for certain corporate events relating to the underlying stock.

     Payment if we exercise our call right. Your return on the SPARQS may be limited by our call right. At any time beginning on the first call date, including on the maturity date, we have the right to call the SPARQS for the cash call price, which will be calculated based on the call date. The call price will be an amount of cash per SPARQS that, together with all of the interest paid on the SPARQS to and including the call date, gives you a return equal to the yield to call on the issue price of each SPARQS from and including the date of issuance to but excluding the call date. For more information on the calculation of the yield to call, see the section called “Hypothetical Call Price Calculations” on PS-9 and the more detailed explanation in the prospectus supplement for SPARQS.

     Postponement of maturity date. If we decide to call the SPARQS, we will give you 10 to 30 calendar days notice. If the final call notice date is not a trading day or a market disruption event occurs on that day and we elect to call the SPARQS, both the final call notice date and the scheduled maturity date of the SPARQS will be postponed so that the maturity date will be the tenth calendar day after we send notice of our election.

Definition

     The following definition shall replace the equivalent definition in the prospectus supplement for SPARQS dated January 25, 2006.

“closing price” for one share of underlying stock (or one unit of any other security for which a closing price must be determined) on any trading day as of close means:

•	if such underlying stock (or any such other security) is listed or admitted to trading on a national securities exchange (other than The NASDAQ Stock Market LLC (the “NASDAQ”)), the last reported sale price, regular way, of the principal trading session on such day on the principal national securities exchange registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on which such underlying stock (or any such other security) is listed or admitted to trading,

•	if such underlying stock (or any such other security) is a security of the NASDAQ, the official closing price published by the NASDAQ on such day, or

•	if such underlying stock (or any such other security) is not listed or admitted to trading on any national securities exchange but is included in the OTC Bulletin Board Service (the “OTC Bulletin Board”) operated by the National Association of Securities Dealers, Inc. (the “NASD”), the last reported sale price of the principal trading session on the OTC Bulletin Board on such day.

If such underlying stock (or any such other security) is listed or admitted to trading on any national securities exchange but the last reported sale price or the official closing price published by the NASDAQ, as applicable, is not available pursuant to the preceding sentence, then the closing price for one share of such underlying stock (or one unit of any such other security) on any trading day will mean the last reported sale price of the principal trading session on the over-the-counter market as reported on the NASDAQ or the OTC Bulletin Board on such day. If a market disruption event (as defined below) occurs with respect to such underlying stock (or any such other security) or the last reported sale price or the official closing price published by the NASDAQ, as applicable, for such underlying stock (or any such other security) is not available pursuant to either of the two preceding sentences, then the closing price for any trading day will be the mean, as determined by the Calculation Agent, of the bid prices for such underlying stock (or any such other security) for such trading day obtained from as many recognized dealers in such security, but not exceeding three, as will make such bid prices available to the Calculation Agent. Bids of MS & Co. or any of its affiliates may be included in the calculation of such mean, but only to the extent that any such bid is the highest of the bids obtained. The term “OTC Bulletin Board Service” will include any successor service thereto.

Yahoo! – Public Information

      Yahoo! provides Internet services to users and businesses through the provision of online properties to Internet users and a range of tools and marketing solutions for businesses to market to that community of users.. The underlying stock is registered under the Exchange Act. Information provided to or filed with the Commission by the underlying company pursuant to the Exchange Act can be located by reference to Commission file number 000-28018 through the Commission’s website at http://www.sec.gov. In addition, information regarding the underlying company may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. See the section called “Underlying Company and Stock—Public Information” in the prospectus supplement for SPARQS.

      This pricing supplement relates only to the SPARQS offered hereby and does not relate to the underlying stock or other securities of the underlying company. We have derived all disclosures contained in this prospectus supplement regarding the underlying company from the publicly available documents described in the preceding paragraph. In connection with the offering of the SPARQS, neither we nor the Agent has participated in the preparation of such documents or made any due diligence inquiry with respect to the underlying company. Neither we nor the Agent makes any representation that such publicly available documents or any other publicly available information regarding the underlying company is accurate or complete.

     Neither we nor any of our affiliates makes any representation to you as to the performance of the underlying stock.

     Historical Information. The following table sets forth the published high and low closing prices of the underlying stock for 2003, 2004, 2005 and 2006 through November 22, 2006. The closing price of the underlying stock on November 22, 2006 was $28.49. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. You should not take the historical prices of the underlying stock as an indication of future performance.

	High	Low

(CUSIP 984332106)
2003
First Quarter	12.38	8.77
Second Quarter	16.48	11.39
Third Quarter	18.93	14.45
Fourth Quarter	22.59	18.19
2004
First Quarter	24.87	20.83
Second Quarter	36.33	24.18
Third Quarter	34.38	25.69
Fourth Quarter	39.14	34.05
2005
First Quarter	38.26	30.87
Second Quarter	38.53	32.45
Third Quarter	37.73	31.97
Fourth Quarter	42.50	33.37
2006
First Quarter	43.42	30.07
Second Quarter	33.53	29.00
Third Quarter	33.38	24.65
Fourth Quarter
(through November 22,
2006)	28.49	23.04

     Historical prices with respect to the underlying stock have been adjusted for a two-for-one stock split that was effected on May 11, 2004. The underlying company has never paid dividends on the underlying stock. We make no representation as to the amount of dividends, if any, that the underlying company will pay in the future. In any event, as an investor in the SPARQS, you will not be entitled to receive dividends, if any, that may be payable on the underlying stock.

     Use of Proceeds and Hedging. The net proceeds we receive from the sale of the SPARQS will be used for general corporate purposes and, in part, in connection with hedging our obligations under the SPARQS through one or more of our subsidiaries.

     On or prior to the date of this pricing supplement, we, through our subsidiaries or others, hedged our anticipated exposure in connection with the SPARQS by taking positions in the underlying stock and in options contracts on the underlying stock listed on major securities markets. Such purchase activity could have increased the price of the underlying stock, and, accordingly, have increased the issue price of the SPARQS, and therefore, the price at which the underlying stock must close before you would receive at maturity an amount of common stock worth as much as or more than the principal amount of the SPARQS. For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the prospectus supplement for SPARQS.

Risk Factors

     The SPARQS involve risks not associated with conventional debt securities, some of which are briefly summarized below:

     The SPARQS do not guarantee return of principal at maturity. If the closing price of the underlying stock at maturity (including upon an acceleration of the SPARQS) is less than the closing price on the pricing date, and we have not called the SPARQS, we will pay you underlying stock or, under some circumstances, cash, with a value that is less than the principal amount of the SPARQS and could be zero.

     Your appreciation potential is limited by our call right. If we exercise our call right, you will not receive underlying stock or an amount based upon the closing price of the underlying stock. Instead, you will receive a call price, which will depend upon the call date, and will be an amount of cash per SPARQS that represents the yield to call. You should not expect to obtain a total yield (including interest payments) of more than the yield to call per annum on the issue price of the SPARQS to the call date. For more information on the calculation of the yield to call, see the section called “Hypothetical Call Price Calculations” on PS-9 and the more detailed explanation in the prospectus supplement for SPARQS.

     Secondary trading may be limited. There may be little or no secondary market for the SPARQS. You should be willing to hold your SPARQS to maturity.

     Market price of the SPARQS will be influenced by many unpredictable factors. Although we expect that generally the trading price of the underlying stock on any day will affect the value of the SPARQS more than any other single factor, other factors that may influence the value of the SPARQS include: the volatility of the underlying stock, geopolitical conditions and economic, financial, political, regulatory or judicial events, interest and yield rates in the market, the time remaining until we can call the SPARQS and until the SPARQS mature, the dividend rate on the underlying stock, our creditworthiness and the occurrence of certain events affecting the underlying company that may or may not require an adjustment to the exchange ratio.

     The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase SPARQS in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the SPARQS, as well as the projected profit included in the cost of hedging our obligations under the SPARQS.

     If the SPARQS are accelerated, you may receive an amount worth substantially less than the principal amount of the SPARQS. The amount payable to you if the maturity of the SPARQS is accelerated will differ depending on whether it is due to a price event acceleration due to a decline in the price of the underlying stock for two consecutive trading days to the acceleration trigger price, equivalent to $2.00 per share, or an event of default acceleration, and may be substantially less than the principal amount of the SPARQS.

     Morgan Stanley is not affiliated with the underlying company. The underlying company is not an affiliate of ours and is not involved with this offering in any way.

     Morgan Stanley may engage in business with or involving the underlying company without regard to your interests. We or our affiliates may presently or from time to time engage in business with the underlying company without regard to your interests, and thus may acquire non-public information about the underlying company. Neither we nor any of our affiliates undertakes to disclose any such information to you. In addition, we or our affiliates from time to time have published and in the future may publish research reports with respect to the underlying company, which may or may not recommend that investors buy or hold the underlying stock.

     You have no shareholder rights. Investing in the SPARQS is not equivalent to investing in the underlying stock. As an investor in the SPARQS, you will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the underlying stock.

     The SPARQS may become exchangeable into the common stock of companies other than the underlying company. Following certain corporate events relating to the underlying stock, you will receive at maturity either the common stock of three companies in the same industry group as the underlying company in lieu of, or in addition to, the underlying stock or the common stock of a successor corporation to the underlying company. The occurrence of such corporate events and the consequent adjustments may materially and adversely affect the market price of the SPARQS.

     The antidilution adjustments the calculation agent is required to make do not cover every corporate event that could affect the underlying stock. For example, the calculation agent is not required to make any adjustments if the underlying company or anyone else makes a partial tender or partial exchange offer for the underlying stock. If an event occurs that does not require the calculation agent to adjust the amount of the underlying stock payable at maturity, the market price of the SPARQS may be materially and adversely affected.

     The economic interests of MS & Co., as the calculation agent, and of MS & Co. and other affiliates of ours that will carry out hedging activities related to the SPARQS or that trade the underlying stock on a regular basis are potentially adverse to your interests as an investor in the SPARQS. The hedging or trading activities of our affiliates on or prior to the date of this pricing supplement and on the valuation dates could adversely affect the price of the underlying stock on the pricing date and at maturity and, as a result, could decrease the value of the payment you receive on the SPARQS at maturity. Any of these hedging or trading activities on or prior to the date of this pricing supplement could have increased the price of the underlying stock and, accordingly, have increased the issue price of the SPARQS and, therefore, the price at which the underlying stock must close before you would receive at maturity an amount of underlying stock worth as much as or more than the principal amount of the SPARQS. Additionally, such hedging or trading activities during the term of the SPARQS could potentially affect the price of the underlying stock at maturity and, accordingly, if we have not called the SPARQS, the value of underlying stock or in certain circumstances cash, you will receive at maturity, including upon an acceleration event.

     The U.S. federal income tax consequences of an investment in the SPARQS are uncertain. See the section called “United States Federal Income Taxation” in this offering summary.

     For further discussion of these and other risks you should read the section entitled “Risk Factors” beginning on S-8 of the prospectus supplement for SPARQS. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the SPARQS.

ERISA

     See “ERISA” in the prospectus supplement for SPARQS.

United States Federal Income Taxation

     The U.S. federal income tax consequences of an investment in the SPARQS are uncertain. There is no direct legal authority as to the proper tax treatment of the SPARQS. Pursuant to the terms of the SPARQS and subject to the discussion in the accompanying prospectus supplement under “United States Federal Taxation,” you have agreed with us to treat a SPARQS as a unit consisting of (i) a terminable forward contract and (ii) a deposit with us of a fixed amount of cash to secure your obligation under the terminable forward contract. We have determined that the Yield on the Deposit is 5.23% per annum compounded quarterly, and that the remainder of the stated interest payments on the SPARQS is attributable to the Contract Fees, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation — Tax Treatment of the SPARQS.”

     Please read the discussion under “United States Federal Taxation” in the accompanying prospectus supplement concerning the U.S. federal income tax consequences of investing in the SPARQS. If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the SPARQS, the timing and character of income on the SPARQS might differ. We do not plan to request a ruling from the IRS regarding the tax treatment of the SPARQS, and the IRS or a court may not agree with the tax treatment described in this pricing supplement and the prospectus supplement for SPARQS.

     Notwithstanding the foregoing, any stated interest payments on the SPARQS made to non-U.S. holders will generally be withheld upon at a rate of 30%. See the section called “United States Federal Taxation — Tax Consequences to Non-U.S. Holders” in the accompanying prospectus supplement. Non-U.S. holders should also note that the discussion in the accompanying prospectus supplement does not address the tax consequences to non-U.S. holders for whom income or gain in respect of the SPARQS is effectively connected with a trade or business in the United States. Non-U.S. holders should consult their own tax advisors regarding the potential tax consequences of an investment in the SPARQS.

     You are urged to consult your own tax advisors regarding all aspects of the U.S. federal income tax consequences of investing in the SPARQS, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Hypothetical Call Price Calculations

The following tables set forth sample calculations of the call price for hypothetical call dates of June 20, 2007 and December 20, 2007 (the scheduled maturity date) based on the following terms:

  Original issue date: November 30, 2006
  Interest payment dates: March 20, 2007, June 20, 2007, September 20, 2007 and the maturity date
  Yield to call: 19% per annum (computed on the basis of a 360-day year of twelve 30-day months)
  Issue price: $14.2450 per SPARQS
  Interest rate: 9% per annum

     The call price with respect to any call date is an amount of cash per SPARQS such that the sum of the present values of all cash flows on each SPARQS to and including the call date (i.e., the call price and all of the interest payments on each SPARQS), discounted to the original issue date at the applicable discount factor, equals the issue price. The discount factor is based on the yield to call rate of 19% per annum and the number of years (or fraction of a year) from the original issue date to and including the applicable payment date and is represented by the following formula:

1
Discount factor	=		,	where x is the number of years from the original issue date to and including the applicable payment date.
1.19[x]

The call price in each of the hypothetical examples shown below is determined as follows:

•	The known cash flows on the SPARQS (i.e., the interest payments) are discounted to their present value on the original issue date at the applicable discount factor. The sum of these present values equals the present value on the original issue date of all of the interest payments payable on the SPARQS to and including the applicable call date.

	o	For example, the present value of all of the interest payments for the hypothetical call date of June 20, 2007 is $0.6624 ($0.3714 + $0.2910).

•	Since the present value of all payments on the SPARQS to and including the call date (i.e., the call price and all of the interest payment on each SPARQS) must equal the issue price, we can determine the present value of the applicable call price by subtracting the sum of the present values of the interest payments from the issue price.

	o	For example, for the hypothetical call date of June 20, 2007, the present value of the call price is $13.5826 ($14.2450 - $0.6624).

•	The call price is then derived by determining the amount that, when discounted to the original issue date from the applicable call date at the applicable discount factor, equals the present value of the call price.

	o	For the hypothetical call date of June 20, 2007, the call price is therefore $14.9608, which is the amount that if paid on June 20, 2007 has a present value on the original issue date of $13.5826, based on the applicable discount factor.

•      •      •

The call prices calculated in the following tables are based upon the terms set forth above and the two sample call dates. The actual amount you will receive if we call the SPARQS will depend upon the actual call date.

Call Date of June 20, 2007

Payment Date	Issue Price Paid	Interest Payments Received	Accrued but Unpaid Interest Received on Call Date	Call Price Received[1]	Total Cash Received on Payment Date	Days from Original Issue Date[2]	Years from Original Issue Date (Days2/360)	Discount Factor at Yield to Call[3]	Present Value at Original Issue Date of Cash Received on Payment Date at Yield to Call

November 30, 2006	($14.2450)	--	--	--	--	0	.00000	100.000%	--
March 20, 2007	--	$0.3917	--	--	$0.3917	110	.30556	94.824%	$0.3714
Call date (June 20, 2007)	--	--	$0.3205	--	$0.3205	200	.55556	90.788%	$0.2910
Call date (June 20, 2007)	--	--	--	$14.9608	$14.9608	200	.55556	90.788%	$13.5826

Total amount received on the call date: $15.2813								Total:	$14.2450

Total amount received over the term of the SPARQS: $15.6730

1	The call price of $14.9608 is the dollar amount that has a present value of $13.5826, which has been discounted to the original issue date from the call date at the yield to call rate of 19% so that the sum of the present values of all of the interest payments on the SPARQS and the present value of the call price is equal to the issue price of $14.2450.

2	Based upon a 360-day year of twelve 30-day months.

1
3	Discount factor	=		,	where x is the number of years from the original issue date to and including the applicable payment date.
1.19[x]

Call Date of December 20, 2007 (Maturity Date)

Payment Date	Issue Price Paid	Interest Payments Received	Accrued but Unpaid Interest Received on Call Date	Call Price Received[1]	Total Cash Received on Payment Date	Days from Original Issue Date[2]	Years from Original Issue Date (Days2/360)	Discount Factor at Yield to Call[3]	Present Value at Original Issue Date of Cash Received on Payment Date at Yield to Call

November 30, 2006	($14.2450)	--	--	--	--	0	.00000	100.000%	--
March 20, 2007	--	$0.3917	--	--	$0.3917	110	.30556	94.824%	$0.3714
June 20, 2007	--	$0.3205	--	--	$0.3205	200	.55556	90.788%	$0.2910
September 20, 2007	--	$0.3205	--	--	$0.3205	290	.80556	86.925%	$0.2786
Call date (December 20, 2007)	--	--	$0.3205	--	$0.3205	380	1.05556	83.225%	$0.2667
Call date (December 20, 2007)	--	--	--	$15.6651	$15.6651	380	1.05556	83.225%	$13.0373

Total amount received on the call date: $15.9856								Total:	$14.2450

Total amount received over the term of the SPARQS: $17.0183

1	The call price of $15.6651 is the dollar amount that has a present value of $13.0373 has been discounted to the original issue date from the call date at the yield to call rate of 19% so that the sum of the present values of all of the interest payments on the SPARQS and the present value of the call price is equal to the issue price of $14.2450.

2	Based upon a 360-day year of twelve 30-day months.

1
3	Discount factor	=		,	where x is the number of years from the original issue date to and including the applicable payment date.
1.19[x]